UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-48651 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KBFG Securities America Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1370 Avenue of the Americas, Suite 2700
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kathy Efrem Sipinick | (212) 897-1686 | kefrem@integrated.solutions |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sejong LLP
(Name – if individual, state last, first, and middle name)

| 65 Challenger Road, Suite 250 | Ridgefield Park | NJ | 07660 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 8/16/2011 | 5519 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kathy Efrem Sipinick _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KBFG Securities America Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Kathy Efrem Sipinick*

Title: Financial and Operations Principal

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# KBFG Securities America Inc. and Subsidiary

**Consolidated Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2025**



sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of KBFG Securities America Inc. and Subsidiary

## Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of KBFG Securities America Inc. and Subsidiary (the "Company") as of December 31, 2025, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditors' Report on Supplemental Information

The supplemental information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the

Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

SEJONG LLP

We have served as KBFG Securities America Inc.'s auditor since 2022.

Ridgefield Park, New Jersey

February 26, 2026

## KBFG Securities America Inc. and Subsidiary
## Consolidated Statement of Financial Condition
## December 31, 2025

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 8,124,517 |
| Time deposits | | 12,000,000 |
| Short-term investment | | 4,065,636 |
| Right-of-use assets | | 2,016,055 |
| Receivable from broker-dealers | | 886,433 |
| Receivable from Parent | | 571,086 |
| Deferred tax assets, net | | 312,512 |
| Security deposit | | 102,060 |
| Accrued interest receivable | | 94,872 |
| Equipment  (net of accumulated depreciation of $134,143) | | 48,362 |
| Leasehold improvements (net of accumulated amortization of $12,811) | | 9,782 |
| Other assets | | 47,821 |
| Total assets | $ | 28,279,136 |

### Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Lease liabilities | $ | 2,156,875 |
| Accounts payable and accrued expenses | | 263,255 |
| Income taxes payable | | 18,744 |
| Total liabilities | | 2,438,874 |
| Common stock - $.01 par, 1,000 shares authorized; | | |
| 220 shares issued and outstanding | | 2 |
| Additional paid-in capital | | 31,999,998 |
| Accumulated deficit | | (6,159,738) |
| Total stockholder's equity | | 25,840,262 |
| Total liabilities and stockholder's equity | $ | 28,279,136 |

The accompanying notes are an integral part of these consolidated financial statements.

**KBFG Securities America Inc. and Subsidiary**
**Consolidated Statement of Income**
**Year Ended December 31, 2025**

### Revenues

| | |
|---|---:|
| Commissions | $ 11,193,645 |
| Non-commission service fee | 5,076,100 |
| Interest and dividend income | 657,557 |
| Other revenue | 53,987 |
| Total revenues | 16,981,289 |

### Expenses

| | |
|---|---:|
| Employee compensation and benefits | 1,231,607 |
| Clearing and execution | 4,254,082 |
| Communications | 612,528 |
| Occupancy and lease | 488,437 |
| Regulatory fees | 410,173 |
| Professional fees | 214,257 |
| Travel and entertainment | 81,937 |
| Computer and internet | 71,873 |
| Other expenses | 160,357 |
| Total expenses | 7,525,251 |
| | |
| Net income before taxes | 9,456,038 |
| | |
| Income tax expense | 1,998,585 |
| | |
| Net income | $ 7,457,453 |

The accompanying notes are an integral part of these consolidated financial statements.

# KBFG Securities America Inc. and Subsidiary
## Consolidated Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2025

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| | Number of Shares | Amount | | | |
| **Balances, January 1, 2025** | 220 | $ 2 | $ 31,999,998 | $ (13,617,191) | $ 18,382,809 |
| Net income | - | - | - | 7,457,453 | 7,457,453 |
| **Balances, December 31, 2025** | 220 | $ 2 | $ 31,999,998 | $ (6,159,738) | $ 25,840,262 |

The accompanying notes are an integral part of these consolidated financial statements.

**KBFG Securities America Inc. and Subsidiary**
**Consolidated Statement of Cash Flows**
**Year Ended December 31, 2025**

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net income | $ 7,457,453 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation and amortization | 24,183 |
| Deferred tax benefits | 581,059 |
| (Increase)/decrease in operating assets: | |
| Right-of-use assets | 300,491 |
| Receivable from Parent | 623,103 |
| Receivable from broker-dealers | (263,405) |
| Other assets | (7,628) |
| Increase/(decrease) in operating liabilities: | |
| Lease liabilities | (320,613) |
| Accounts payable and accrued expenses | 11,541 |
| Income taxes payable | 13,377 |
| Net cash provided by operating activities | 8,419,561 |
| **Cash flows from investing activities** | |
| Proceeds from investment at fair value | 1,080,674 |
| Purchase of short-term investment | (4,065,636) |
| Purchase of equipment | (7,399) |
| Increase in accrued interest receivable | 26,943 |
| Net cash used in investing activities | (2,965,418) |
| Net increase in cash, cash equivalents, including time deposits, and restricted cash | 5,454,143 |
| **Cash and cash equivalents, including time deposits and restricted cash** | |
| Beginning of year | 14,772,434 |
| End of year | $ 20,226,577 |

The accompanying notes are an integral part of these consolidated financial statements.

**KBFG Securities America Inc. and Subsidiary**
**Consolidated Statement of Cash Flows**
**Year Ended December 31, 2025**

Cash and cash equivalents, including time deposits and restricted cash consist of the following:

Beginning of year:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,670,374 |
| Time deposits | | 11,000,000 |
| Restricted cash | | 102,060 |
| | $ | 14,772,434 |

End of year:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 8,124,517 |
| Time deposits | | 12,000,000 |
| Restricted cash | | 102,060 |
| | $ | 20,226,577 |

**Supplemental disclosure of non-cash activity**

| | | |
|---|---|---:|
| Initial recognition of right-of-use assets on new lease | $ | 36,207 |
| Initial recognition of lease liabilities on new lease | $ | 36,207 |

**Supplemental cash flow activity**

| | | |
|---|---|---:|
| Taxes paid | $ | 1,405,000 |

The accompanying notes are an integral part of these consolidated financial statements.

1.    **Nature of Operations**

KBFG Securities America Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").  The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.  The Company is a subsidiary of KB Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea.

The Company has a wholly-owned inactive subsidiary which, at December 31, 2025, had no assets and no liabilities, and no income or expenses for the year then ended.

2.    **Summary of Significant Accounting Policies**

**Basis of Presentation**
These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash and Cash Equivalents, Time Deposits and Restricted Cash**
Cash and cash equivalents include investments in money market funds and a non-negotiable certificate of deposit with a maturity of less than three months.  The Company's checking and savings accounts are held by three financial institutions and therefore are subject to the credit risk at those financial institutions.

The Company invests in time deposits and at December 31, 2025, held five time deposits with three financial institutions.  These time deposits have short-term maturities.

The Company also holds a time deposit which is collateral for a letter of credit and held by its landlord as a security deposit for the leased office space. This time deposit is considered restricted cash.

The Company has not experienced any losses in any of these accounts and does not believe there to be any significant credit risk with respect to these deposits.

## 2.	Summary of Significant Accounting Policies (continued)

**Fair Value of Financial Instruments**
In accordance with Financial Accounting Standard Board (FASB) Accounting, Standards Codification (ASC) 820, *Fair Value Measurements*, the Company categorizes its assets and liabilities that are accounted for at fair value in the balance sheet in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See Notes (6) and (9) for further information about the fair value hierarchy and the Company's assets and liabilities that are accounted for at fair value.

**Revenue Recognition**
The revenue recognition guidance of ASC 606, *Revenue from Contracts with Customers,* requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the  transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Revenue from contracts with customers includes commission income, fees from investment banking, research income and other income.  The recognition and measurement of revenue is based on the assessment of individual contract terms.  Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## 2. Summary of Significant Accounting Policies (continued)

### Revenue Recognition (continued)

Nominally, under Rule 15a-6, the Company is deemed to be the executing and clearing broker on trades that are processed by its Parent. Under a commission sharing arrangement with its Parent, the Company introduces customer securities transactions to the Parent for execution and is compensated by the Parent for those foreign transactions. The Company also monitors order flows the Parent has placed with U. S. execution brokers for which it receives a commission. Substantially all of the Company's commissions were derived from the trades executed by the Parent under this arrangement. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Commission payments are received from the Parent in subsequent months.

The Company acts as an introducing broker for publicly traded securities traded by its Parent on the U.S. equity market. A clearing deposit of $250,000 is maintained for this clearing arrangement. The Company will earn commissions on these agency transactions and record them on a trade-date basis .

Under a service agreement with the Parent, the Company receives a fee equal to a percentage of the agency commissions. This non-commission service fee is earned monthly and paid periodically.

The Company earns revenue from the sale of research provided by its Parent. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been agreed upon by the customer. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to deliver research has been completed, the consideration is fixed and determinable and there are no other obligations that the Company needs to fulfill under each individual arrangement.

Securities transactions and the related revenues are recorded on a trade-date basis.

Fee income includes amounts for placement and other advisory services that the Company provides. Under these contracts the Company provides services which are billed upon completion and there are no further services to be provided.

Disaggregation of revenue by type of service provided can be found on the consolidated statement of income for the year ended December 31, 2025.

The beginning and ending balance of receivables from Parent was $1,194,189 and $571,086 respectively and beginning and ending commissions receivable from clearing broker was $371,241 and $636,079 respectively.

2. **Summary of Significant Accounting Policies (continued)**

**Credit Losses**

The guidance under ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

**Leases**

The guidance under ASC 842, Leases increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the consolidated statement of financial condition.

Lease liabilities are recognized at the initial present value of the fixed lease payments using the prime rate for the office lease and the Applicable Federal Rate (AFR) for the automobile and copier equipment leases. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

**Translation of Foreign Currency**

The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in other revenue in the consolidated statement of income.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. The net of such fluctuations are included in other expenses in the consolidated statement of income.

2. **Summary of Significant Accounting Policies (continued)**

**Income Taxes**

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The tax years 2022 through 2024 are still subject to examination by tax jurisdictions.

3.    **Related Party Transactions**

**Parent**
The Company earns commissions on agency trades with a U.S. clearing broker where the Parent is the sole customer. Under a comprehensive service agreement with its Parent, the Company receives a fee equal to approximately 50% of the gross commission earned in connection with these agency trades. During 2025, the amount received for services under this agreement was $5,076,000 and are included in non-commission service fee on the consolidated statement of income. The Company also receives a monthly commission for monitoring order flows the Parent has placed with U. S. execution brokers. Commission payments are received the following month. Commissions earned in 2025 on order flows amounted to approximately $1,039,000. At December 31, 2025, the Company had a receivable of approximately $571,000 in total commissions from its Parent relating to 2025. Amounts received for the sale of research during 2025 totaled $3,500 and are included in other revenue on the consolidated statement of income.

4.    **Income Taxes**

The income tax provision for the year ended December 31, 2025 is summarized as follows:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 1,423,744 | $ 555,059 | $ 1,978,803 |
| State and city | (6,218) | 26,000 | 19,782 |
|  | $ 1,417,526 | $ 581,059 | $ 1,998,585 |

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the table below:

|  | Amount | Percentage |
|---|---|---|
| Computed "expected" tax expense | 1,985,768 | 21.00% |
| Increase (reduction) in income taxes from: |  |  |
| State and city tax, net of federal tax benefit | 15,628 | 0.17% |
| Permanent differences | 10,878 | 0.12% |
| Other | (13,689) | -0.14% |
| Total Income Tax Expense | 1,998,585 | 21.15% |

4.    **Income Taxes (continued)**

The Company paid income taxes to the following jurisdictions:

     Federal                                       $   1,405,000

The deferred tax assets and liabilities for tax purposes is recognized and provided for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2025, the deferred tax assets and liabilities resulted primarily from timing difference between book and tax methods.  The tax effects of these differences were as follows:

| | |
|---|---:|
| Deferred tax assets | |
|    Lease liabilities | $        464,423 |
|    Capitalized research and experimental expenditures | 11,852 |
|    Net operating losses | 280,131 |
|      Total deferred tax assets | 756,406 |
| Deferred tax liabilities | |
|    Depreciation | (9,792) |
|    Right-of-use assets | (434,102) |
|      Total deferred tax liabilities | (443,894) |
| | |
| Net deferred tax assets | $        312,512 |

At December 31, 2025, management determined that the Company had no uncertain tax positions that would require consolidated financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.  The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2022.

At December 31, 2025, the Company has state and local net operating loss carryforwards ("NOL's") of approximately $2,128,000 and $1,975,000 respectively, which begin to expire in 2030.  The Company had approximately $280,000 of deferred tax assets generated by the net operating losses.

### 5.    Operating Leases

The Company has a lease agreement for office space in New York City which expires in February 2031.  The lease requires the Company to make fixed payments for electricity and variable payments for its proportionate share of common area maintenance.  The Company records the expenses to occupy its facilities on a straight-line basis over the lease term.

The Company has an operating lease for an automobile expiring in July 2028.

The Company has an operating lease for copier equipment expiring in January 2029.

The components of lease costs for the year ended December 31, 2025 are as follows:

| | |
|---|---|
| Operating lease cost | $  434,257 |
| Variable lease cost | 54,180 |
| Total lease costs | $  488,437 |

Other information related to leases as of December 31, 2025:

Weighted average remaining lease term:  5.13 years
Weighted average discount rate:   3.26%

Future minimum payments to be made under these leases are due in future years as follows:

| Years Ending December 31, | Total Commitments |
|---|---|
| 2026 | 459,907 |
| 2027 | 459,907 |
| 2028 | 455,448 |
| 2029 | 447,704 |
| 2030 and later | 521,971 |
| Total undiscounted lease payments | 2,344,937 |
| Less imputed interest | (188,062) |
| Total lease liabilities | $    2,156,875 |

6. **Fair Value Measurement**

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. Accordingly, the degree of judgement exercised in determining fair value is greatest in Level III investments.  The three levels of hierarchy are described below:

**Level I** - Quoted prices are available in active markets for identical securities as of the reporting date.  The types of investments which would generally be included in Level I include listed equities and listed derivatives.  As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

**Level II** – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.  The types of investments which would generally be included in this category include less liquid and restricted debt or equity securities and certain over-the-counter derivatives.

**Level III** – Pricing inputs are unobservable for the investment and includes situations where there    is little, if any, market activity for the investment.  The inputs into the determination of fair value require significant management judgment or estimation.  The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

The following table presents the Company's fair value hierarchy of securities owned as of December 31, 2025:

| Securities owned at cost: | Level I<br>Quoted prices in active markets for identical assets | Level II<br>Significant other observable inputs | Level III<br>Unobservable inputs | Balance as of 12/31/25 |
|---|---|---|---|---|
| Certificate of deposit | $           - | $   4,065,636 | $           - | $   4,065,636 |

Accrued interest on certificate of deposit is included in accrued interest receivable on the consolidated statement of financial condition.

7.    **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000.   At December 31, 2025, the Company had net capital of approximately $24,695,000 which was approximately $24,445,000 in excess of its required minimum.

8.    **Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraphs (k)(2)(i) and (k)(2)(ii).   The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to, customers.

9.    **Fair Value of Financial Instruments**

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, other assets and accounts payable.

10.   **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is primarily engaged in a single line of business as a securities broker-dealer, which is comprised of introducing broker-dealer, advisory and agency transactions, and other similar activities. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business to manage the Company.  Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.  The Company's operations constitute a single reportable segment because the CODM manages the business activities using information of the Company as a whole.  As a single business operating segment, all revenues and significant expense items are outlined in the consolidated statement of income.  The accounting policies used to measure profit and loss of the segment are the same as described in the summary of significant accounting policies.  In 2025, the Company derived 60% percent of its total revenue from a single external customer.

**11.  Receivable from Broker-Dealers**

The Company maintains an agreement with a U.S. clearing broker.  The clearing firm is providing agency brokerage service in U.S. public equities.  Included in the receivable from broker-dealers in the consolidated statement of financial condition is a clearing deposit of $250,000.

**12.  Off-balance Sheet Risk and Concentration of Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions.  These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

**12.  Off-balance Sheet Risk and Concentration of Risk (continued)**

On a regular basis, the Company will maintain balances in several financial institutions. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk regarding its cash position.

The majority of the Company's operations are conducted through the Parent Company, which is located in the Republic of Korea. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

**13.  Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2025 through the date the consolidated financial statements were issued.  The Company had no subsequent events requiring further adjustment or disclosure.

**KBFG Securities America Inc. and Subsidiary**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities Exchange Act of 1934**
**December 31, 2025**

| | | |
|---|---|---:|
| Stockholder's equity | | $ 25,840,262 |
| | | |
| Nonallowable assets: | | |
| Receivable from Parent | | 571,086 |
| Deferred tax assets | | 312,512 |
| Time deposit used as collateral for security deposit | | 102,060 |
| Equipment | | 48,362 |
| Leasehold improvements | | 9,782 |
| Other assets | | 62,202 |
| | | 1,106,004 |
| | | |
| Net capital before haircuts and other deductions | | 24,734,258 |
| | | |
| Haircuts on security positions | | 21,360 |
| Penalties on time deposits for early withdrawal | | 17,672 |
| | | |
| Net capital | | 24,695,226 |
| | | |
| Minimum net capital requirement | | 250,000 |
| | | |
| Excess net capital | | $ 24,445,226 |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended Form X-17A-5, Part II filing.

See Report of Independent Registered Public Accounting Firm

## KBFG Securities America Inc. and Subsidiary
### Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
### Year Ended December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraphs (k)(2)(i) and k(2)(ii).



sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder
of KBFG Securities America Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 pursuant to SEC 17-a-5, in which (1) KBFG Securities America Inc. and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) exemption provisions and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 26, 2026

**KBFG Securities America Inc. and Subsidiary**
**Statement of Exemption from Rule 15c3-3**
**December 31, 2025**

The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i) in that its transactions with customers are handled on a deliver-vs.-payment/receive-vs.-payment basis through its Parent or the transactions are private placements in which the Company does not handle customer cash or securities. In addition, the Company operates under the exemptive provision of SEC Rule 15c3-3 (k)(2)(ii). The Company does not have any instances of holding funds or safekeeping securities for its customers other than pursuant to the exemptive provisions. To the best knowledge and belief of the Company it is in compliance with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2025 without exception.

Kathy Efrem-Lipinick

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)